As filed with the Securities and Exchange Commission on March 9, 2010

SEC File No. 812- 13741

UNITED STATES OF AMERICA

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

In the Matter of

FQF Trust

and

FFCM, LLC

AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT, AND UNDER SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(B) OF THE ACT

Please send all communications to:

Stacy L. Fuller K&L Gates LLP 1601 K Street, NW Washington, DC 20006	Mark D. Perlow K&L Gates LLP Four Embarcadero Center, Suite 1200 San Francisco, CA 94111

TABLE OF CONTENTS

I.	SUMMARY OF APPLICATION			4
	A.	Request for Order		4
	B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission		6
II.	BACKGROUND			6
	A.	The Trust		6
	B.	The Adviser		7
	C.	The Underlying Indexes		8
	D.	The Distributor		9
III.	APPLICANTS’ PROPOSAL			9
	A.	Capital Structure and Voting Rights; Book-Entry of ETS		9
	B.	Investment Objectives and Principal Investment Strategies		10
		1.	The Index Funds	10
		2.	130/30 Funds	14
	C.	Exchange Listing of the ETS		15
	D.	Sales of ETS		15
		1.	General	15
		2.	Timing of Purchase and Redemption Orders	18
		3.	Placement of Purchase Orders	18
		4.	Payment Requirements	19
		5.	Settlement and Clearing of Purchase and Redemption Orders	20
	E.	Pricing of ETS		21
	F.	Redemption		22
	G.	Dividend Reinvestment Service		23
	H.	Shareholder Transaction and Distribution Expenses		23
	I.	Shareholder Reports		23
	J.	Sales and Marketing Materials		24
	K.	Availability of Information Regarding Funds, Underlying Indexes and ETS		24
		1.	General	24
		2.	IIV	26
		3.	Underlying Index Value	27
		4.	Additional Information and Data	27
	L.	Procedure by Which ETS Will Reach Investors		27
		1.	Categories of Interested Investors	27
		2.	The Prospectus	28
IV.	IN SUPPORT OF THE APPLICATION			30
V.	REQUEST FOR RELIEF			33
	A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)		33
	B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1		34
	C.	Exemption from the Provisions of Section 22(e)		36
	D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)		39
	E.	Exemption from the Provisions of Section 12(d)(1) of the 1940 Act		41

	1.	Section 12(d)(1)(A) and (B) and the Need for Relief for Acquiring Funds Pursuant to Section 12(d)(1)(J)	41
	2.	Concerns Underlying Section 12(d)(1)	42
	3.	Conditions and Disclosure	45
VI.	EXPRESS CONDITIONS TO THIS APPLICATION		45
VII.	NAME AND ADDRESS		49

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	AMENDMENT NO. 2 TO THE APPLICATION FOR
AN ORDER UNDER SECTION 6(c) OF THE
FQF Trust	INVESTMENT COMPANY ACT OF 1940 FOR AN
EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1),
and	22(d) AND 22(e) OF THE ACT AND RULE 22c-1
UNDER THE ACT, UNDER SECTIONS 6(c) AND
FFCM, LLC	17(b) OF THE ACT FOR AN EXEMPTION FROM
SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT, AND
File No. 812-13741	UNDER SECTION 12(d)(1)(J) OF THE ACT FOR AN
EXEMPTION FROM SECTIONS 12(d)(1)(A) AND
12(d)(1)(B) OF THE ACT

I.     SUMMARY OF APPLICATION

A.	Request for Order

In this amended application (the “Application”), FFCM LLC (“FFCM,” and together with any entity controlling, controlled by or under common control with FFCM, “Adviser”) and FQF Trust (“Trust,” and together with Adviser, “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Order”).  The Relief requested in this Application relates to the initial series of the Trust (“Initial Funds”) identified in Appendix A to this Application, each of which will correspond generally to the price and yield performance, before fees and expenses, of a domestic or foreign equity or fixed income securities index.  Applicants request that the Order also apply to any existing or future registered open-end management investment company and its series that comply with the terms and conditions of the Application (“Future Funds,” and together with the initial series of the Trust, the “Funds”).1  The requested Order would permit, among other things:

1.	shares (“ETS”) of series of the Trust (“Funds”) to trade on a national securities exchange,

1 All entities that currently intend to rely on the Order are named as Applicants.  Each Future Fund will be advised by the Adviser, and seek investment returns that correspond to the price and yield performance before fees and expenses of a securities index.  Any Future Fund relying on any Order granted pursuant to this Application will comply with the terms and conditions stated in this Application.

as defined in Section 2(a)(26) of the 1940 Act (each, an “Exchange”), such as the Nasdaq Stock Market, Inc. (“Nasdaq”), the New York Stock Exchange (“NYSE”), and NYSE Arca, Inc. (“Arca”), at negotiated market prices rather than at net asset value (“NAV”);

2.	ETS to be redeemable in large aggregations (“Creation Units”) only;
3.	certain Funds invested, in whole or in part, in foreign equity securities to pay redemption proceeds more than seven days after ETS are tendered for redemption;
4.	certain affiliated persons of a Fund to buy securities from, and sell securities to, the Funds, in connection with the in-kind purchase and redemption of ETS;
5.
registered open-end management investment companies and unit investment trusts that are not advised or sponsored by Adviser and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as the Non-FOFs (as defined below)2 (“Acquiring Management Companies” and “Acquiring Trusts,” respectively, and collectively, “Acquiring Funds”), to acquire ETS of the Non-FOFs (as defined below) beyond the limits of Section 12(d)(1)(A) of the 1940 Act;3

6.
the Non-FOFs (as defined below), Distributor (as defined below) and any other broker-dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell ETS to Acquiring Funds beyond the limits of Section 12(d)(1)(B) of the 1940 Act;

7.
a Non-FOF (as defined below) that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of an Acquiring Fund to sell its ETS to, and redeem its ETS from, an Acquiring Fund and to engage in the accompanying in-kind transactions; and

More generally, the Order would permit Applicants to operate various index-based exchange-traded funds (“ETFs”).  The relief requested in bullets 1-4 above may be referred to as “ETF Relief.”  The relief requested in bullets 5-7 may be referred to as “12(d)(1) Relief.”  The relief described in this Sub-Section 1.A will be collectively referred to as the “Relief.”

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund, and the proposed transactions are consistent with the general purposes of the 1940 Act, and (iii) with

2 Applicants do not request Section 12(d)(1) Relief with respect to any FOF (as defined below) because an Acquiring Fund investing in shares of a FOF would be a “fund of funds of funds.”  This is a type of complex fund structure that prompted Congress to adopt Section 12(d)(1) and is expressly prohibited under the Commission’s proposed Exchange-Traded Funds Rule, Investment Company Act Release No. 28193 (Mar. 18, 2008).

3 An Acquiring Fund would not treat ETS of the Non-FOFs (as defined below), purchased under the terms described herein, as investment company securities for purposes of complying with the limits of Section 12(d)(1)(A) of the Act, so that such ETS would not be included when the Acquiring Fund determined its compliance with the 5% and 10% limitations set out in Section 12(d)(1)(A).

respect to the relief requested under Section 12(d)(1)(J) of the 1940 Act, the requested exemption is consistent with the public interest and the protection of investors.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”).

B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

The Relief requested in this Application is similar to the relief granted by the Commission to open-end management companies (collectively, the “Prior ETFs”) pursuant to their respective applications for exemptive relief.4  The term “Prior Orders” is used herein when referring to orders granting such exemptive relief.

II.    BACKGROUND

A.	The Trust

The Trust is a Delaware statutory trust, which will be registered under the 1940 Act as an open-end management investment company. The Trust will be authorized to offer an unlimited number of series (i.e., Funds) and shares (i.e., ETS).

Each Fund will be diversified or nondiversified and operate pursuant to the terms and conditions stated in the Application.  Each Fund intends to qualify as a “regulated investment company” (a “RIC”) under the Internal Revenue Code (the “Code”).

Each Fund on a daily basis will seek to achieve, before fees and expenses, the daily performance of a particular securities index (“Underlying Index”).5 Each Fund will be entitled to use its Underlying Index pursuant to a licensing agreement with the entity that creates, compiles, sponsors, or maintains the Underlying Index (“Index Provider”) or pursuant to a sub-licensing arrangement with the Adviser, which will enter into a licensing agreement with the relevant Index Provider.  An Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities.  In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology, the inclusion

4 With respect to the ETF Relief and Section 12(d)(1) Relief, see Index IQ ETF Trust, et al., Investment Company Act Rel. Nos. 28638 (Feb. 27, 2009) (notice) and 28653 (Mar. 20, 2009)(order); In the Matter of Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Rel. Nos. 28723 (May 11, 2009)(notice) and 28752 (June 1, 2009)(order).  With respect to Section 12(d)(1) Relief, see In the Matter of Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Rel. Nos. 28571 (Dec. 23, 2008) (notice) and 28604 (Jan. 16, 2009)(order).  With respect to the relief to invest in short positions, see Rafferty Asset Management, LLC and Direxion Shares ETF Trust, Investment Company Act Rel. Nos. 28889 (Aug. 27, 2009) (notice) and 28909 (Sept. 22, 2009) (order).

5 The component securities of an Underlying Index are referred to as “Component Securities.”  For purposes of this Application, the Component Securities of Domestic Indexes are those that principally trade in the U.S.  The Component Securities of Foreign Indexes will principally trade in a market other than the U.S.

or exclusion of specific Component Securities, or methodology for the calculation of the return of Component Securities, in advance of a public announcement of such changes by the Index Provider.

Each Fund is permitted to invest in shares of other ETFs (including other Funds) to the extent that such investment is consistent with the Fund’s registration statement.  Such investments would be made consistent with Section 12(d)(l) of the Act, and/or any exemptive relief thereunder. Such investments would generally be made through purchases of ETS in the secondary market or through receipt of ETS as part of the securities contributed to a Fund through the in-kind purchase of one or more Creation Units (“Deposit Securities”). Each Fund relying on the ETF Relief to operate as an acquiring fund in a fund of funds structure is a “FOF.”  Each Fund relying on the ETF Relief to operate as an acquired fund in a fund of funds structure is a “Non-FOF.”  Funds that are FOFs may invest in ETFs that are in the same group of investment companies and/or outside the same group of investment companies and in pooled investment vehicles (“ETVs”) that are not registered with the Commission under the 1940 Act but that are registered under the Securities Act of 1933, as amended (“Securities Act”).6

Each Fund’s ETS will be listed and traded on an Exchange.  The initial trading price per ETS of each Fund is expected to fall in the range of $25 to $250.  ETS will not be individually redeemable; only ETS combined into Creation Units will be redeemable. Creation Units will not be listed or traded on an Exchange; only individual ETS will be listed and traded on an Exchange.

Applicants believe that the ETS must be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting the specified Creation Units for redemption. Applicants believes that this structure will permit efficiencies in pricing, respond to market needs and provide reductions in certain costs experienced by the Trust, including overhead costs such as custodial, transaction and fund accounting costs.

B.	The Adviser

The Adviser is a Delaware limited liability company, with its principal office in Stamford, Connecticut.  The Adviser will be registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), prior to the launch of any Fund. The Adviser is not and will not be an affiliated person (within the meaning of Section 2(a)(3) of the 1940 Act) of any Exchange on which ETS are listed.

The Adviser may enter into sub-advisory agreements with additional investment advisers to act as sub-advisers with respect to any Fund (“Subadviser”).  Any Subadviser will be registered under the Advisers Act and will not be an affiliated person (within the meaning of Section 2(a)(3) of the 1940 Act) of the Exchange on which the Fund’s ETS are listed.

6 As used in this Application, ETVs are organized in the United States and trade on an Exchange.  They are structured as special purpose vehicles which own pools of assets and issue equity interests in such pools by registering their securities for sale under the Securities Act.  ETVs do not include exchange-traded notes (“ETNs”) or publicly traded commodity pools.  See Index IQ Order  (File No. 812-13741) (application at note 15 and surrounding text).

The Adviser, subject to the oversight and authority of the board of directors or trustees of the Trust (the “Board”), will implement each Fund’s investment program and oversee the day-to-day portfolio activities of each Fund.  If the Adviser engages a Subadviser, the Adviser will develop the overall investment program for each Fund and oversee the Subadviser’s activities.  The Subadviser’s role will be the same, regardless of whether a Fund uses a replication strategy, a representative sampling strategy or a combination thereof, as discussed herein.

The Adviser will arrange and oversee the provision of necessary services for the Funds (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund.  The Adviser or a Subadviser, or affiliates of the Adviser or a Subadviser, may be hired to provide such services to the Trust, including administration, custody, distribution and/or transfer agency services, subject to the Board’s approval.

C.	The Underlying Indexes

The Underlying Index for each Initial Fund and the strategy of each Initial Fund is described in Appendix A.  No Index Provider is or will be an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person, of the Trust or a Fund, or a promoter, the Adviser, a Subadviser or the Distributor (as defined below) of the Trust or Fund.

Underlying Indexes include: any domestic equity, foreign equity or fixed income index (respectively, a “Domestic Index,” “Foreign Index” or “Fixed Income Index”).  Each Domestic Index is an index comprised of equity securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets.7  Each Foreign Index is comprised of foreign equity securities. Each Fixed Income Index is comprised of domestic or foreign fixed income securities.  Funds tracking Domestic, Foreign and Fixed Income Indexes are, respectively, “Domestic Index Funds,” Foreign Index Funds” and “Fixed Income Index Funds,” and collectively, “Index Funds.”

Traditional long-only Domestic Indexes may be referred to as “Standard Domestic Indexes.”  Traditional long-only Foreign Indexes may be referred to as “Standard Foreign Indexes.”  Traditional long-only Fixed Income Indexes may be referred to as “Standard Fixed Income Indexes” (together with Standard Domestic and Standard Foreign Indexes, the “Standard Indexes”).  Funds tracking Standard Domestic Indexes are “Standard Domestic Index Funds.”  Funds tracking Standard Foreign Indexes are “Standard Foreign Index Funds.”  Funds tracking Standard Fixed Income Indexes are “Standard Fixed Income Index

7 Certain Domestic Indexes may include securities issued by one or more non-domestic issuers, if the relevant Index Provider believes it would be appropriate. The securities issued by these non-domestic issuers will be shares registered for trading in U.S. markets, such as American Depositary Receipts (“ADRs”) and the like (collectively, “Depositary Receipts”), ordinary shares and New York Shares. A Domestic Fund will only hold ADRs to the extent they are listed on an Exchange and will only invest in sponsored ADRs, except for certain listed ADRs that remain unsponsored. Neither the Adviser nor any of its affiliated persons will serve as the depository bank for any Depositary Receipts held by a Fund.

Funds.”  Standard Domestic Index Funds, Standard Foreign Index Funds and Standard Fixed Income Index Funds are collectively, the “Standard Index Funds.”

Underlying Indexes that use a 130/30 investment strategy are referred to as “130/30 Indexes.”  Many existing mutual funds and several ETFs employ 130/30 investment strategies.  Pursuant to such strategies, funds establish (i) long positions in securities equal in value to approximately 130% of total net assets and (ii) short positions in other securities equal in value to approximately 30% of total net assets. Here, the 130/30 Funds will be index-based; thus, they will seek to produce returns that correspond, before fees and expenses, to a 130/30 Index.  The 130/30 Indexes will employ a rules-based approach based to determine the components and the weighting of the components of the index, both long and short.  The 130/30 Indexes will have a well-developed, specified methodology, have fully transparent components and weightings, and be created and operated by a third party.  A 130/30 Index may be based on domestic equities, foreign equities or fixed income securities (“Domestic 130/30 Index,” “Foreign 130/30 Index” or “Fixed Income 130/30 Index,” respectively).8

D.	The Distributor

A broker-dealer registered under the Exchange Act will act as the principal underwriter only of the Creation Units of ETS (the “Distributor”). The Distributor will distribute ETS on an agency basis. The Distributor will not be affiliated with any Exchange on which ETS are listed. The Distributor will be identified as such in the Prospectus.

III.      APPLICANTS’ PROPOSAL

A.	Capital Structure and Voting Rights; Book-Entry of ETS

Each Fund will have one class of shares, i.e., ETS. Each ETS-holder of the Trust (“shareholder”) will have one vote per ETS with respect to matters regarding the Trust or Fund for which a shareholder vote is required under the 1940 Act, the Rules promulgated thereunder or relevant state law.

ETS will be registered in book-entry form only.  Funds will not issue individual share certificates, and no beneficial owner of ETS (referred to herein as “Beneficial Owners”) shall have the right to receive a certificate representing such ETS. DTC, a limited purpose trust company organized under the laws of the State of New York, or its nominee will be the record or registered owner of all outstanding ETS. Beneficial ownership of ETS will be shown on the records of the DTC or DTC participants (e.g., broker-dealers, banks, trust companies, and other

 8 To the extent that Future Funds may be based on 130/30 Indexes, their long position will be constructed based on, and comply with the terms and conditions of, this Application as applicable to the long position of the Initial 130/30 Fund; their short position will be constructed based on, and comply with the terms and conditions of, this Application as applicable to the short position of the Initial 130/30 Fund.  Funds based on 130/30 Indexes are “130/30 Funds.”  Funds based on Domestic 130/30 Indexes are “Domestic 130/30 Funds” and, together with other Domestic Index Funds, “Domestic Funds.”  Funds based on Foreign 130/30 Indexes are “Foreign 130/30 Funds” and, together with other Foreign Index Funds, “Foreign Funds.”  Funds based on Fixed Income 130/30 Indexes are “Fixed Income 130/30 Funds” and, together with other Fixed Income Index Funds, “Fixed Income Funds.”

financial institutions) (“DTC Participants”). All references herein to rights of Beneficial Owners or shareholders of ETS shall reflect the rights of such persons, as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of DTC and DTC Participants.

B.	Investment Objectives and Principal Investment Strategies

1.          The Index Funds9

Each Index Fund will have an objective of matching the daily performance, before fees and expenses, of a specified index by investing at least 80% of total assets in Component Securities.  Each Index Fund will be “indexed” and its portfolio will be managed based upon the same strategies as those employed by conventional index funds. In this regard, the Index Funds will employ a rules-based approach to determine the components and weightings of portfolio holdings.  This investment approach attempts to approximate the investment performance of the relevant index through quantitative analytical procedures.

The Adviser may fully replicate an Underlying Index, use a “sampling” strategy to track an Underlying Index, or employ a combination of replication and sampling. An Index Fund that utilizes a representative sampling strategy, in whole or in part, will hold a basket of Component Securities, but may not hold all of the Component Securities (as compared to a Fund that uses a replication strategy that invests in substantially all of the Component Securities in the same approximate proportion as they appear in the Underlying Index). Such a sampling strategy has been commonly employed by Prior ETFs.

The Funds may also invest up to 20% of total assets (the “Asset Basket”) in (a) non-Component Securities, (b) “Financial Instruments” (including (i) futures contracts, (ii) options on securities, indexes and futures contracts, (iii) equity caps, collars and floors, (iv) swap agreements and (v) forward contracts, and (vi) short positions in non-Component Securities) and (c) money market instruments (“Money Market Instruments”).10  Index Funds may hold in

9 This section III.B.1 does not apply to 130/30 Funds, except for (i) the discussion of Depositary Receipts with respect to Foreign Index Funds and (ii) the discussion of TBA Transactions with respect to Fixed Income Index Funds.

10 For purposes of this Application, the term Money Market Instruments means short-term debt instruments that have terms-to-maturity of less than 397 days and exhibit high quality credit profiles, and includes U.S. government securities and repurchase agreements. All Money Market Instruments held by a Fund will meet the definition of “Eligible Security” in Rule 2a-7 under the 1940 Act.  In Investment Company Act Release No. 9786 (May 31, 1977), the Commission indicated that debt securities with maturities of 60 days or less may be valued at amortized cost.  To the extent that the board of a Fund determines that amortized cost is not representative of fair value due to an impairment of creditworthiness or other factors, the securities must be valued at fair value.  Consistent with Investment Company Act Release No. 9786, registered investment companies almost without exception value securities with maturities of 60 days or less at amortized cost.  Where such investments are denominated in a foreign currency, the practice is to value these investment at amortized cost in the applicable foreign currency and then to translate that value to U.S. dollars based on prevailing exchange rates.  This approach is consistent with Investment their Asset Basket the instruments described in (a) through (c) to the extent that the Adviser believes such investments should help the Index Fund’s overall portfolio track the Underlying Index.11  Applicants believe that being able to make such investments will allow for more flexible management by Adviser of the portfolio.  Applicants note that this same practice is utilized by conventional index funds.

Domestic Index Funds.  Domestic Index Funds will invest at least 80% of their total assets in the Component Securities of the relevant Domestic Index.  It is expected that two of the Initial Funds will be Domestic Index Funds.

Foreign Index Funds.  Foreign Index Funds will invest at least 80% of their total assets in the Component Securities of the relevant Foreign Index and Depositary Receipts representing the Component Securities.

Applicants anticipate that many, if not all, of the Foreign Funds will invest a significant portion of their assets in Depositary Receipts (including ADRs, Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”)) representing the component securities of their respective Foreign Indexes. Any Depositary Receipts held by a Foreign Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock. Applicants intend that any Foreign Fund would be able to treat Depositary Receipts that represent Component Securities of its Foreign Index as Component Securities for purposes of satisfying any requirements related to the percentage of Component Securities held in such Foreign Fund’s portfolio.

Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the depositary.12 To the extent that a Foreign Fund invests in Depositary Receipts, the Depositary Receipts will be listed on an Exchange or a foreign exchange. A Foreign Fund will not invest in any unlisted Depositary Receipts or any listed Depositary Receipts that the Adviser or the Subadviser deems to be illiquid or for which pricing

Company Act Release No. 9786 because the factors that affect the value, in the applicable currency, of a debt instrument which matures in 60 days or less, are the same as those which affect the value of dollar denominated instruments.

11 Adviser may invest in Money Market Instruments rather than Component Securities (i) as “cover” for Financial Instruments and short positions, (ii) for liquidity purposes, (iii) to earn interest and/or (iv) when it would be more efficient or less expensive for the Fund to do so.  Although a Fund could hold more than 20% of its assets in Financial Instruments under the Order due to the usage of economic equivalents, it would comply with Section 18 of the 1940 Act, including the regulations thereunder and Staff positions with respect thereto.

12 With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. With respect to other Depositary Receipts, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer.

information is not readily available. A Foreign Fund will only invest in sponsored Depositary Receipts, except for certain listed ADRs that remain unsponsored.13

Generally, a Foreign Fund would only hold Depositary Receipts in situations where the Adviser or the Subadviser believes that holding the Depositary Receipt, rather than the underlying Component Security, would benefit the Foreign Fund. This could occur where an investment in a Depositary Receipt offers greater liquidity or would otherwise improve the liquidity, tradability or settlement of the Foreign Fund’s then-current Deposit Basket (as defined below). For example, in some cases, a Depositary Receipt may provide more liquidity than its corresponding underlying security simply because the demand for the Depositary Receipt is higher, creating a more active and liquid market for the Depositary Receipt. Also, in certain countries, local market regulations may place restrictions on the transfer of local securities that act to prohibit the in-kind delivery and receipt of local securities as part of the creation and redemption process. In addition, in situations where a Foreign Fund invests in securities of multiple countries, the use of Depositary Receipts, particularly ADRs, can reduce the expense and difficulty of assembling a Deposit Basket (as defined below) upon creation and of disposing of Redemption Securities (as defined below) received through redemption. In addition, since GDRs and EDRs may trade in more developed countries with more efficient custodial, clearance and settlement mechanisms than the Component Securities they represent, the use of GDRs and EDRs should, in certain instances, reduce trading, settlement and other costs experienced by a Foreign Index Fund. For example, it may be less expensive to trade and settle a transaction in GDRs traded in London than it would be to trade and settle the corresponding local securities in Moscow or Seoul. In each of the above scenarios, the use of Depositary Receipts potentially decreases the cost of trading and settling securities included in the Deposit Basket upon creation of Creation Units or distributed as Redemption Securities upon redemption of Creation Units. This should improve efficiency of the creation and redemption process and facilitate efficient arbitrage activity.

Applicants note that factors such as supply and demand as well as differences between the market-trading hours of the exchanges on which Depositary Receipts and Component Securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading price of the Component Securities they represent. To the extent a Foreign Fund is invested in Depositary Receipts and a Foreign Index contains local securities, any premium or discount between the price of the underlying security and the corresponding Depositary Receipt creates the potential for tracking error between the Foreign Fund and its Foreign Index.14

13 Applicants understand that since 1984 all listed ADRs are required to be sponsored. Applicants also understand that a few listed, but unsponsored, ADRs that existed prior to the 1984 requirement have been “grandfathered.” Applicants do not believe that these unsponsored listed ADRs pose any special pricing or liquidity issues. Thus, although the Applicants have no present intention for a Foreign Index Fund to invest in these unsponsored listed ADRs, Applicants seek to reserve the ability for a Foreign Index Fund to hold these unsponsored listed ADRs in those situations where the use of these ADRs would otherwise benefit the Fund.

14 The value of a Foreign Index will reflect the value of its Component Securities, rather than the value of any Depositary Receipt representing a Component Security.

Applicants do not believe the potential for premiums and discounts between the price of Depositary Receipts and corresponding underlying securities will have any material negative impact on the efficiency of the creation/redemption process because market participants have access to both the prices of the Depositary Receipts and the prices of the corresponding underlying securities.  Applicants do not intend to use Depositary Receipts unless they are liquid enough to facilitate efficient creations and redemptions. Thus, the Applicants do not anticipate any liquidity issues with respect to any Foreign Fund’s use of Depositary Receipts. Also, Applicants believe the pricing transparency for listed Depositary Receipts will be substantially equivalent to the pricing transparency of the corresponding underlying securities, since both are traded and priced intra-day on securities exchanges and markets. The Foreign Funds will publish each Business Day (as defined below) a list of the current Deposit Securities (as defined below,) including any Depositary Receipts. The intra-day values of the Deposit Basket (as defined below) will be updated throughout the day. Authorized Participants (as defined below) that wish to create or redeem will have equal access to this information and access to the Deposit Securities (including any Depositary Receipts) in a Deposit Basket. Applicants therefore expect that Foreign Funds’ investment in Depositary Receipts will not have any material negative impact on the arbitrage efficiency of the Foreign Fund.  Further, Applicants believe that there would be no significant differences in the pricing and pricing transparency of Depositary Receipts held by a Foreign Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts.

Fixed Income Index Funds.  Fixed Income Index Funds will invest at least 80% of their total assets in the Component Securities of the relevant Fixed Income Index and TBA Transactions (as defined below). When using a sampling strategy, the Adviser will attempt to match the risk and return characteristics of a Fixed Income Fund’s portfolio to the risk and return characteristics of the Underlying Index.15  One Initial Fund will be a Fixed Income Index Fund.

There are many benefits to the employment of sampling strategies with respect to Fixed Income Funds. For example, the Adviser can avoid bonds that are relatively expensive (i.e., bonds that trade at perceived higher prices or lower yields due to supply or demand) but have the same relative risk, value, duration and other characteristics as less expensive bonds. In addition, the use of sampling techniques permit the Adviser to exclude bonds that it believes will soon be deleted from the Underlying Index. The Adviser can also avoid holding bonds it deems to be less liquid than other bonds with similar characteristics, facilitating a more tradable portfolio. Lastly, the Adviser can develop a Deposit Basket (as defined below) that is easier to construct and cheaper to trade, thereby potentially improving arbitrage opportunities.

15 Future Funds may be based on fixed income indexes, which may include Component Securities with embedded options. However, the bonds in each fixed income index should be readily tradable on the market because each index will be comprised of U.S. Treasury and agency securities, which are highly liquid, and/or liquid corporate and non-corporate bonds. To the extent a particular bond is less liquid than another bond with similar characteristics, the Adviser’s sampling techniques should permit the Adviser to replace the less liquid bond with a more liquid bond. For these reasons, the Applicant does not believe bonds with embedded options in the Underlying Indexes or in Deposit Securities will have a material impact on the creation or redemption process, or the efficiency of the arbitrage mechanism for the Funds.

2.           130/30 Funds

With respect to a 130/30 Fund’s long position, each Fund expects to hold Component Securities that correlate with the long portion of the 130/30 Index.16  The 130/30 Funds will not take long positions in any securities that are not Component Securities.  With respect to a 130/30 Index’s short portion, each Fund will hold short positions in Component Securities (“Short Positions”) that correlate with the short portion of the 130/30 Index.17

Each Domestic 130/30 Fund will hold at least 80% of its total assets in the Component Securities that are specified for the long positions in its underlying Domestic 130/30 Index.  For example, assuming total assets equal $100, the Fund would take at least $80 (i.e., 80%) and invest it directly in Component Securities representing the long positions of its underlying Domestic 130/30 Index.  The Fund would then invest primarily in Short Positions to replicate the 30% short positions dictated by its Underlying Index and invest its remaining assets (i.e., $20) and cash from short sales (i.e., $30) in Component Securities specified as long positions in the Underlying Index. The liquid assets in the Fund would collateralize other positions, as necessary, consistent with the requirements of and SEC and staff positions regarding Section 18(f) of the 1940 Act.

Foreign 130/30 Funds will hold at least 80% of their total assets in Component Securities or Depository Receipts representing such Component Securities.  For example, assuming total assets equal $100, the Fund would take at least $80 (i.e., 80%) and invest it directly in Component Securities or Depositary Receipts representing Component Securities in the long portion of the underlying Foreign 130/30 Index.  The Fund would then invest primarily in Short Positions to replicate the 30% short positions dictated by its Underlying Index and invest its remaining assets (i.e., $20) and cash from short sales (i.e., $30) in Component Securities specified as long positions in the Underlying Index. The liquid assets in the Fund would collateralize other positions, as necessary, consistent with the requirements of and SEC and staff positions regarding Section 18(f) of the 1940 Act.

Fixed Income 130/30 Funds would hold 80% of their total assets in Component Securities or TBA Transactions (as defined below).  For example, assuming total assets equal $100, the Fund would take at least $80 (i.e., 80%) and invest it directly in Component Securities or TBA Transactions in the long portion of the underlying Fixed Income 130/30 Index.  The Fund would then invest primarily in Short Positions to replicate the 30% short positions dictated by its Underlying Index and invest its remaining assets (i.e., $20) and cash from short sales (i.e., $30) in Component Securities specified as long positions in the Underlying Index. The liquid assets in the Fund would collateralize other positions, as necessary, consistent with the requirements of and SEC and staff positions regarding Section 18(f) of the 1940 Act.

16 Applicants do not intend to hold swap positions with respect to the long portion of the 130/30 Index, but may hold swap positions if, for example, a Component Security is unavailable or prohibitively expensive to obtain.

17 Applicants do not intend to hold swap positions with respect to the short portion of the 130/30 Index, but may hold swap positions if, for example, a Short Position is unavailable or prohibitively expensive to obtain.

Creation Units of ETS of 130/30 Funds will generally be purchased and redeemed for a basket of in-kind securities and cash, or solely cash.  Each 130/30 Fund’s Prospectus will include appropriate disclosure in this regard.  Currently, the Adviser expects to permit Authorized Participants (as defined below) to choose whether to create or redeem in all-cash creation or in a combination of in-kind securities and cash.  The Adviser may permit only one method, however, if in its sole discretion it believes that such method of creation or redemption is in the best interests of the Fund.

There will be no Financial Instruments or Short Positions in the Deposit Basket or on the list of Redemption Securities for a Fund, including for any 130/30 Fund.  The IIV File (as defined below) and the holdings file publicly available on the Funds’ website, however, will include Deposit Basket information as well as information relating to Financial Instruments and Short Positions, such that the intraday value of a 130/30 Fund can accurately be calculated. With respect to 130/30 Funds, the investment characteristics of any Financial Instruments and Short Positions used to achieve the 30% short exposure as well as the investment characteristics of any Financial Instruments used to achieve long exposure not held directly in Component Securities, will be described in sufficient detail for market participants to understand the principal investment strategies of the 130/30 Funds and to permit informed trading of 130/30 Funds’ ETS.

One of the Initial Funds will be a 130/30 Fund, as described in Appendix A.

a.           Investment Technique of Funds

See Appendix A for a description of the Investment Techniques of the Funds.

C.	Exchange Listing of the ETS

The Trust intends to submit an application to list the ETS on an Exchange. As long as the Trust and any Fund operate in reliance on the requested Order, ETS will be listed on an Exchange. The principal secondary market for the ETS will be the Exchange on which they are primarily listed (the “Primary Listing Exchange”). The Distributor will not maintain a secondary market in ETS. ETS traded on an Exchange will be traded in a manner similar to Prior ETFs and it is expected that one or more Exchange member firms will be designated to act as a specialist (“Exchange Specialist”) or market maker (“Market Maker”) and maintain a market for the ETS trading on the Exchange.

D.	Sales of ETS

1.          General

a.           Creation Units

Each Fund will issue, on a continuous offering basis, large blocks of ETS called Creation Units, which will typically be between 25,000 and 100,000 ETS, as will be stated in the relevant Fund’s prospectus (“Prospectus”), as contained in the Trust’s registration statement on Form N-1A (“Registration Statement”). The size of such Creation Units will be determined by the Adviser, based in part on the estimated initial trading price per ETS of the Fund, its Underlying

Index, if applicable, and anticipated audience.  The initial offering price of a Creation Unit will be a minimum of $1 million.

Purchases and redemptions of Creation Units of the Funds are expected to be made by means of an in-kind tender (“In-Kind Payment”) of specified securities, with any cash portion of the purchase price and redemption proceeds (“Balancing Amount”) to be kept to a minimum. This “in-kind” approach will minimize, to the extent possible, each Fund’s need to liquidate its portfolio securities (“Portfolio Securities” and, together with other instruments in the Fund portfolio, “Portfolio Investments”) to meet redemptions and to use cash to acquire portfolio securities following purchases of ETS. It should therefore permit closer correlation with, and tracking of, the relevant Underlying Index, if applicable. Because Funds investing in Financial Instruments will hold instruments other than securities, purchases and redemptions of Creation Units will typically be transacted, at least in part, in cash. 18

Creation Units will be sold through the Distributor on a continuous basis at the NAV next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE, ordinarily 4:00 p.m. Eastern Time (“E.T.”), on each day that the NYSE is open for business. The Trust will sell and redeem Creation Units of each Fund on any day that a Fund is required to be open under Section 22(e) of the 1940 Act (each such day, a “Business Day”). Each Fund will always have a fixed number of ETS in a Creation Unit as specified in the Prospectus for such Fund.

ETS will be listed and traded on an Exchange in the same manner as other equity securities.  The price of ETS trading on an Exchange will be based on a current bid/offer market.  No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund.  Purchases and sales of ETS on an Exchange, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

The pricing of ETS by means of bids and offers in the secondary market is not novel.  This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by Prior ETFs, whose individual securities all trade in the secondary market.  Applicants have been informed that Prior ETFs have

18 Funds investing in Financial Instruments may be purchased and redeemed partially for cash or entirely for cash (“All-Cash Payments”). The All-Cash Payment and partial cash protocol for the purchase and redemption of Creation Units of such Funds are due primarily to the limited transferability of certain Portfolio Investments, such as Financial Instruments and Short Positions.  Each Fund may also accept All-Cash Payments or partial cash payments in lieu of equity or fixed income securities in connection with purchases of Creation Units if such methods would reduce such Fund’s transactions costs or would enhance operating efficiency. This would likely happen in limited circumstances (such as where, due to significant changes in the Underlying Index, cash may be more efficient than securities, or the purchaser is unable to deliver such securities). Each Fund may redeem wholly or partially in cash where the Fund determines in its discretion that such method is warranted. This could occur, for example, when a redeeming entity is restrained by regulation or policy from transacting in certain portfolio securities of the Fund, such as the presence of such portfolio securities on a redeeming investment banking firm’s restricted list. Additionally, in some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulations of certain foreign stock exchanges, for a Foreign Fund to operate exclusively on an “in-kind” basis.

traded at, or very close to, their respective NAVs since their trading commenced.  Like those products, the Funds will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which should ensure that ETS similarly do not trade at a material premium or discount in relation to NAV.

As mentioned above, in order to keep costs low and permit each Fund to be as fully invested as possible, it is expected that ETS of each Fund (with the exception of Funds investing in Financial Instruments) will be purchased in Creation Units typically in exchange for the purchaser’s deposit of an In-Kind Payment, as described below. Likewise, to keep costs low and minimize liquidity problems, it is expected that redemptions of Creation Units of ETS of each Fund (except Funds investing in Financial Instruments) will be made by the Trust in In-Kind Payments, as described below.

b.           Transaction Fees

The Trust may impose transaction fees (“Transaction Fees”) in connection with the purchase or redemption of Creation Units. The exact amount of any such Transaction Fees will be determined by the Adviser and/or by the Trust’s Distributor or transfer agent. The purpose of the Transaction Fees is to protect the continuing shareholders of the Trust against the possible dilutive transactional expenses, including operational processing and brokerage costs, associated with establishing and liquidating portfolio positions in connection with the purchase and redemption of Creation Units. Where the Adviser permits an in-kind purchaser to substitute cash in lieu of depositing a portion of the requisite securities comprising the In-Kind Payment, the purchaser may be assessed a higher Transaction Fee on the cash-in-lieu portion of its investment to cover the cost of purchasing such securities, including operational processing and brokerage costs (such as part or all of the spread between the expected bid and offer side of the market relating to such securities) associated with the recent purchases and sales of the securities, Financial Instruments and Money Market Instruments held by the Fund.

The maximum Transaction Fees, and any variations or waivers thereof, will be fully disclosed in the Prospectus. The method of determining the Transaction Fees and such variations or waivers thereof will be disclosed in the Prospectus or Statement of Additional Information (“SAI”). From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees may be increased, decreased, or otherwise modified. In all cases, Transaction Fees will comply with then-existing Commission requirements applicable to management investment companies offering redeemable securities.

c.           Section 12(d)(1) Disclosure

ETS are shares of investment companies and, accordingly, the acquisition of any ETS by an investment company, whether acquired from the Trust or in the secondary market, are subject to the restrictions of Section 12(d)(1) of the 1940 Act, except as permitted by exemptive relief, such as the 12(d)(1) Relief requested here, that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, which may include that the registered investment company enter into an agreement with the Fund regarding the terms of the investment. Appropriate disclosure in this regard will be made in the Prospectus.

2.           Timing of Purchase and Redemption Orders

The Trust and Distributor will accept orders to purchase and redeem Creation Units received by at least three means. First, they will accept orders by U.S. mail, which is received, opened and time-stamped periodically throughout the day. Second, the Trust and Distributor will accept orders for Creation Units through an electronic order system operated by the Transfer Agent (“Order System”). Third, Applicants will accept telephone and facsimile orders with respect to ETS. All orders will be required to be received by the Order Cut-Off Time (as defined below) in order to be processed on the same Business Day (the “Transmittal Date”).

The “Order Cut-Off Time” of each Fund is the time at which the Fund calculates its NAV. Each Fund currently intends to calculate its NAV at the close of regular trading on the NYSE (ordinarily 4:00 p.m. E.T.). Thus, Order Cut-Off Time of each Fund is currently generally expected to be 4:00 p.m. E.T. The Order Cut-Off Time will be disclosed to Authorized Participants in the Participant Agreement (both as defined below).

The Order Cut-Off Time may be truncated in the case of custom orders. Specifically, the Order Cut-Off Time may be shortened by up to two (2) hours in the case of custom orders and require custom orders to be placed no later than 2:00 p.m. E.T. In addition, on days when the Exchange or bond markets close earlier than normal, the Funds may require orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for Fixed Income Funds is expected to be no later than 11:00 a.m. E.T. Like the standard Order Cut-Off Time, exceptions to it, including for custom orders, will be disclosed.

3.          Placement of Purchase Orders

All orders to purchase Creation Units must be placed on a Business Day with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of the NSCC (“CNS System”), a clearing agency registered with the Commission, or (2) a Participant in DTC, which, in either case, has signed a “Participant Agreement” with the Distributor. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. An Authorized Participant is not required to be a member of an Exchange. The Distributor will furnish to those placing such orders acknowledgement that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form by the Order Cut-Off Time.19

Subsequent to the acceptance of an order to purchase a Creation Unit and the receipt of proper payment therefor, the Trust will be instructed to initiate “delivery” of the appropriate number of ETS to the book-entry account specified by the entity placing the order. The Distributor also will be responsible for delivering, as necessary, the Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the

19 For an order to be in proper form, the order must conform to all the terms, conditions and times established in the Participant Agreement and Registration Statement.

acknowledgements of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of ETS. The Distributor may delegate certain administrative tasks to an administrator.

4.          Payment Requirements

As noted above, payments for purchases of Creation Units of ETS generally will be made by In-Kind Payments, although cash-in-lieu and All-Cash Payments will be accepted in certain cases. Authorized Participants making an All-Cash Payment must plainly state that fact in the order form. In-Kind Payments will be made by a deposit with the Trust of a “Deposit Basket” that includes (i) Deposit Securities (defined below) and (ii) a Balancing Amount (defined below). Authorized Participants making an In-Kind Payment for Creation Units of ETS must either: (1) initiate instructions pertaining to Deposit Baskets through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of ETS (such process being referred to herein as the “ETS Clearing Process”) or (2) deliver Deposit Baskets to the Trust outside the ETS Clearing Process, through the facilities of DTC (“DTC Process”).

A Deposit Basket will generally include a basket of securities (“Deposit Securities”) consisting of some or all of the securities contained in the relevant Underlying Index, or other securities selected by the Adviser to help the Fund to track the performance of such index. The Custodian or Index Receipt Agent, as applicable, will make available through the NSCC on each Business Day, prior to the opening of trading on the NYSE (currently 9:30 a.m. E.T.) the list of the names and the required number of shares of each Deposit Security (based on information at the end of the previous Business Day) and the Balancing Amount in the Deposit Basket for each Fund.20

To the extent an Underlying Index includes mortgage-backed securities, the Trust intends to substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security that is a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.

Such Deposit Basket will be applicable, subject to any adjustments as described below, in order to effect purchases of Creation Units of a given Fund until the next Deposit Basket is made available. The Deposit Securities may change frequently or infrequently, and will change from

20 Applicants expect the same information to be provided prior to the opening of trading on any Exchange that is the Primary Listing Exchange for ETS. Applicants do not believe that All-Cash Payments will affect arbitrage efficiency. This is because it makes little difference to an arbitrageur whether Creation Units are purchased in exchange for a basket of securities or cash. The important function of the arbitrageur is to bid the market price of ETS of any Fund up or down until it converges with the NAV. This can occur regardless of whether the arbitrageur is allowed to create in cash or with Deposit Securities. In either case, the arbitrageur can effectively hedge a position in a Fund in a variety of ways, including the use of market-on-close contracts to buy or sell the underlying equity securities and/or Financial Instruments.

time to time to reflect rebalancing adjustments and corporate action events as well as adjustments to the weighting or composition of the Component Securities in any Underlying Index, if applicable. The Balancing Amount will be an amount equal to the difference, if any, between the total aggregate market value of the Deposit Securities or Redemption Securities (defined below), as applicable, and the NAV per Creation Unit next determined. With respect to Deposit Baskets, the Balancing Amount and Transaction Fee may be referred to collectively as the “Cash Component” of a purchase or redemption order.  The Cash Component will be paid to, or received from, the Trust after such Creation Unit has been created and the next NAV has been calculated.

5.          Settlement and Clearing of Purchase and Redemption Orders

Purchase orders for creations and redemptions of Creation Units will be processed either through the enhanced ETS Clearing Process or through the manual DTC Process. Settlement and clearing of foreign securities, however, presently cannot be made using either the ETS Clearing Process or the DTC Process.

The enhanced ETS Clearing Process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit.  With respect to domestic equities, the enhanced clearing process is available, but only to those DTC Participants that also are participants in the CNS System of the NSCC.  By contrast, the manual DTC Process, which is available to all DTC Participants, involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities individually, while the ETS Clearing Process can act on instructions regarding the movement of one unitary basket that automatically processes the movement of hundreds of securities, DTC may charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

For Funds investing in foreign equities, once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Fund’s custodian (the “Custodian”). The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Securities and/or the cash value of all or a part of such securities, in the case of a permitted or required cash-in-lieu amount, with any appropriate adjustments as determined by the Fund. Deposit Securities, cash-in-lieu amounts and All-Cash Payments must be delivered to the accounts maintained at the Custodian or applicable sub-custodians. If applicable, the sub-custodians will confirm to the Custodian that the required securities and/or cash have been delivered, and the Custodian will notify the Adviser and Distributor that the required securities and/or cash have been delivered.

The fixed income securities that are Deposit Securities will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities.21 Deposit Securities that are U.S. government or U.S. agency securities and any cash

21 See In the Matter of iShares Trust, et al., Investment Company Act Release No. 25622 (June 25, 2002), as amended.

will settle via free delivery through the Federal Reserve System.  Deposit Securities that are non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market.

ETS will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Securities and/or cash and will instruct the movement of ETS only upon validation that such securities and/or cash have settled correctly. The settlement of ETS will be aligned with the settlement of the underlying Deposit Securities and/or cash and, except as discussed below with respect to Portfolio Securities traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fund. Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares of a Fund.22

Each Fund generally recoups the settlement costs charged by NSCC or DTC by imposing a Transaction Fee on investors purchasing and redeeming Creation Units.  For this reason, investors purchasing or redeeming through the DTC Process will generally pay a higher Transaction Fee than will investors doing so through the ETS Clearing Process.

E.	Pricing of ETS

The secondary market price of ETS trading on an Exchange will be based on a current bid/offer market. The secondary market price of ETS of any Fund, like the price of all traded securities, will be determined by supply and demand and will be affected by the current value of the Portfolio Investments held by such Fund. ETS will be available for purchase or sale on an intraday basis on an Exchange at prices that will not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such ETS.

Applicants believe that the existence of a continuous trading market on an Exchange for ETS, together with the publication by the Exchange of the current Indicative Intra-Day Value (“IIV”) of each Fund, will be features of the Trust particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of ETS.

22 Applicants note that ETS of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (T+3) basis. Where this occurs, Applicants believe that ETS of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Investments through each ETS’s T+3 settlement date. As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of Portfolio Investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that ETS of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such ETS may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Exchange Specialists and/or Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

F.           Redemption

Shareholders of ETS may sell their ETS in the secondary market, but must accumulate enough ETS to constitute a Creation Unit in order to redeem through the Distributor, which will act as the Trust’s agent for redemption. Redemption orders must be placed by, or through, an Authorized Participant. Creation Units of each Fund will be redeemable at their NAV per ETS next determined after receipt of a request for redemption in good order. The Trust will have, pursuant to its organizational documents, the right to make redemption payments in respect of ETS of a Fund by In-Kind Payments, All-Cash Payments, or a combination thereof, provided the value of each redemption payment equals the NAV per Creation Unit of such Fund.

Except with respect to certain Foreign Funds (as discussed below), consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except at the following times: (1) any period during which the NYSE is closed other than customary weekend and holiday closings; (2) any period during which trading on the NYSE is suspended or restricted; (3) any period during which an emergency exists as a result of which disposal of the Portfolio Investments is not practicable or it is not reasonably practicable fairly to determine the value of the Portfolio Investments; or (4) in such other circumstances as permitted by the Commission.

An In-Kind Payment will generally be comprised of a basket of Portfolio Securities (“Redemption Securities”) and the (estimated) Balancing Amount (“Redemption Basket”) in effect on the date a request for redemption is made, plus or minus any Transaction Fee. With respect to a Redemption Basket, the Balancing Amount and Transaction Fee may be referred to as the Cash Component.23 The index receipt agent, transfer agent or custodian, as applicable, on the Trust’s behalf, will publish daily the Redemption Basket.24  In some instances, the Deposit Securities may differ slightly from the Redemption Securities because, among other things, the Redemption Securities identify the portfolio securities currently held in a Fund’s portfolio and the Deposit Securities identify securities to be added to the portfolio. The Trust will transfer the Redemption Securities, including any Cash Component, to the redeeming Beneficial Owner no

23 In the event that the Trust or any Fund is terminated, the composition and weighting of the securities to be made available to redeemers shall be established as of such termination date. There will be no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of the Trust or the Funds entitled to vote. Although the ETS will not be automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board will have the unrestricted power to alter the number of ETS in a Creation Unit. Therefore, in the event of a termination, the Board in its discretion could determine to permit the ETS to be individually redeemable. In such circumstances, the Trust could elect to pay cash redemptions to all shareholders, with an in-kind election for shareholders owning in excess of a certain stated minimum amount.

24 The Adviser and the Distributor will adopt a Code of Ethics as required under Rule 17j-1 of the 1940 Act, which will contain provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. The Adviser will also adopt Policies and Procedures to Detect and Prevent Insider Trading as described in Section 204A of the Advisers Act, which will be reasonably designed taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act and the Exchange Act or the Rules or regulations thereunder, of material non public information. Similarly, any sub-adviser to a Fund will also have a Code of Ethics and Policies and Procedures to Detect and Prevent Insider Trading.

later than the third Business Day next following the date on which request for redemption is made.

The Funds will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including where appropriate, laws applicable to securities sold in transactions that are exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Securities. The prospectus for the Funds will also state that “An Authorized Participant that is not a Qualified Institutional Buyer (“QIB”), as defined in Rule 144A under the Securities Act, will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A.”

All requests for redemption are subject to acceptance by the Trust and must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of ETS of the relevant Fund, which delivery must be made to the Trust through, or outside, the ETS Clearing Process, according to the procedures set forth in the Participant Agreement. If a request for redemption is rejected by the Trust, the Trust will so notify the redeemer, which may re-submit the request in good order.

G.	Dividend Reinvestment Service

The Trust will not make the DTC book-entry Dividend Reinvestment Service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual brokers may make a dividend reinvestment service available to their clients. The SAI will inform investors of this fact and direct interested investors to contact such investor’s broker to ascertain the availability and a description of such a service through such broker.

H.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units are anticipated to be imposed by any Fund. As indicated above, each Fund may impose a Transaction Fee on those investors purchasing and redeeming Creation Units of its ETS. Investors purchasing and selling ETS in the secondary market may incur customary brokerage commissions. It is anticipated that the Trustees will adopt a “12b-1 Plan” for each Fund in accordance with Rule 12b-1 under the 1940 Act. The fees payable under the 12b-1 Plan may differ by Fund. The amount of the 12b-1 Plan fee for each Fund will be disclosed in its Prospectus. The Trust does not presently intend to charge fees under the 12b-1 Plan.

I.	Shareholder Reports

The Trust will furnish to DTC Participants for distribution to Beneficial Owners (a) the required notifications with respect to each distribution and (b) an annual notification as to the tax status of such Fund’s distributions. The Trust will also distribute its semi-annual report and its annual report containing audited financial statements to Beneficial Owners through DTC and DTC Participants.

J.	Sales and Marketing Materials

In all marketing materials where the features or method of obtaining, buying or selling Creation Units are described, or where there is reference to redeemability, there will be a prominent statement or statements to the effect that (i) individual ETS trading on an Exchange are not individually redeemable and that owners of ETS may acquire and tender such ETS for redemption to the Trust in Creation Units only and (ii) the purchase price and sale price of individual ETS trading on an Exchange may be below, at, or above the most recently calculated NAV for such ETS. Neither the Trust nor any Fund will be advertised, marketed or otherwise held out as a traditional open-end investment company or a mutual fund. The same approach will be followed in connection with shareholder reports and other investor education materials issued or circulated in connection with the ETS.

K.	Availability of Information Regarding Funds, Underlying Indexes and ETS

1.          General

The daily NAV for each Fund will be calculated and disseminated publicly each Business Day.

a.           Information Provided to Authorized Participants

All Authorized Participants may access the following information. Those Authorized Participants that are not also NSCC members may have to either join NSCC or obtain the portfolio composition file (“PCF”) from a third-party data vendor.

At the end of each Business Day, the Trust will prepare the next day’s Deposit Basket and the Redemption Basket for the Funds and send this information to the transfer agent, custodian or index receipt agent, as applicable. The same evening, that party will add to this the cash information effective as of the close of business on that Business Day and create a PCF for each Fund, which it will transmit to NSCC before the start of the next Business Day. The information in the PCF will be available to all NSCC members.  The PCF will provide information sufficient to calculate the IIV for the Funds, except as discussed below, during the next Business Day and will be the basis for the next day’s NAV calculation.25

The NSCC’s system for the receipt and dissemination to its participants of the PCF was designed for portfolios consisting entirely of equity or fixed income securities, cash and Money Market Instruments. As a result, it may not be capable of processing information with respect to Short Positions and it is not currently capable of processing information with respect to Financial Instruments. Therefore, the Adviser has developed an “IIV File,” which it will use to disclose Funds’ holdings of Short Positions and Financial Instruments until such time (or perhaps longer, if the Trust deems it advisable) as the NSCC’s PCF system can process such information. The Trust, Adviser or index receipt agent, on the Trust’s behalf, will post the IIV File to a password

25 To the extent that a Fund holds Financial Instruments, information regarding such instruments will be disclosed in an IIV File (as defined below), and the IIV File, together with information in the PCF, will be the basis for the next day’s NAV calculation.

protected website before the opening of business on each Business Day, and all Authorized Participants will have access to the password and the website containing the IIV File.

The IIV File will contain, as relevant, information sufficient by itself or in connection with the PCF for market participants to calculate a Fund’s IIV during the next Business Day and effectively arbitrage the Fund. For example, the following information would be provided in the IIV File for a Fund holding equity securities and Short Positions and/or Financial Instruments: (A) the total value of the equity securities and Short Positions held by such Fund, (B) the notional value of swaps held by such Fund (together with an indication of any index on which such swap is based and whether the Fund’s position is long or short), (C) the most recent valuation of any swaps held by the Fund, (D) the notional value of any futures contracts (together with an indication of the index on which such contract is based, whether the Fund’s position is long or short and the contract’s expiration date), (E) the number of futures contracts held by the Fund (together with an indication of the index on which such contract is based, whether the Fund’s position is long or short and the contract’s expiration date), (F) the most recent valuation of any futures contracts held by the Fund, (G) the Fund’s total assets and total shares outstanding, and (H) a “net other assets” figure reflecting expenses and income of the Fund to be accrued during and through the following Business Day and accumulated gains or losses on the Fund’s Financial Instruments through the end of the Business Day immediately preceding the publication of the IIV File. The IIV File for a Fund holding collars, caps or other Financial Instruments would contain analogous information for such instruments. To the extent that any Fund holds cash or Money Market Instruments about which information is not available in a PCF, information regarding such cash and Money Market Instrument positions will also be disclosed in the IIV File for such Fund. For Funds accepting All-Cash Payments for purchase orders and making All-Cash Payments for redemption orders, the IIV File will permit NSCC participants to calculate the IIV of such Funds as well as the amount of cash required to create a Creation Unit and to accept upon redemption of a Creation Unit on that Business Day.

b.           Information Provided to Authorized Participants and the General Public

In addition, the Trust, Adviser or index receipt agent, on the Trust’s behalf, will make publicly available the full portfolio holdings of each 130/30 Fund on the website of the Trust (“Website”). This Website disclosure will be made and updated daily and will include, as applicable, the names and number of shares held of each security, the specific types and characteristics of each Short Position, Financial Instrument, similar information on Money Market Instruments and cash in each such Fund’s portfolio.26  Specifically, Applicants expect the following to be disclosed on the Website: a description of the Short Position and/or Financial Instrument; a statement as to whether the Fund’s position is long or short; the most recent closing

26 The information on the public Website will be the same as that disclosed to Authorized Participants in the PCF and IIV File, except that (i) the information provided on the Website will be formatted to be reader-friendly and (ii) the portfolio holdings data on the Website will be calculated and displayed on a per Fund basis, while the information in the PCF/IIV File will be calculated and displayed on a per Creation Unit basis. Both the IIV File/PCF and the Website will reflect dividends paid and accruals for expenses incurred, as well as the next Business Day’s estimated dividend and expense accrual information. While Applicants intend to make the Website disclosure reader-friendly, the PCF and IIV File will be formatted so that it is compatible with the systems that the Primary Listing Exchange and Authorized Participants use to retrieve and process such data.

or other value of the Short Position and/or Financial Instrument; the number of such Short Positions and/or Financial Instruments held; and the aggregate notional value of such Short Positions and/or Financial Instrument. The portfolio holdings information made available on the Website on each Business Day will form the basis for the relevant Fund’s NAV calculation as of 4:00 pm E.T. on that Business Day and will reflect portfolio trades made on the immediately preceding Business Day.

Authorized Participants and the general public, however, will have access to even more information.  The Primary Listing Exchange or another third party will also calculate and publish the IIV and the current updated value of each Underlying Index, as described below.

2.          IIV

The IIV is designed to provide investors with a reference value that can be used in connection with other related market information. With respect to Domestic or Foreign Funds, Applicants expect the Primary Listing Exchange to disseminate, every 15 seconds, during regular trading hours, through the facilities of the Consolidated Tape Association, the IIV for each Fund, on a per ETS basis.

The Primary Listing Exchange will calculate the IIV throughout the trading day for each Fund by (i) calculating the current value of the Deposit Basket based on last sale prices, (ii) calculating the estimated amount of cash and/or Money Market Instruments per Creation Unit held in the Fund’s portfolio (“Estimated Cash”), (iii) adding the foregoing two amounts together to arrive at a value, and then (iv) dividing the resulting value by the number of ETS outstanding in order to obtain the IIV.

If the Fund holds Short Positions or Financial Instruments, the Primary Listing Exchange or another independent third party will calculate the IIV throughout the trading day by (i) calculating the current value of the Portfolio Securities, (ii) calculating the Estimated Cash, (iii) calculating any marked-to-market gains or losses from the Fund’s swap exposure, swap costs determined by the daily imbedded weighted interest rate and the notional value of the swap contracts, (iv) calculating the marked-to-market gains or losses of the Short Positions and Financial Instruments held by the Fund, if any, (v) adding the current value of securities, the Estimated Cash, the marked-to-market gains/losses from Short Positions and Financial Instruments, to arrive at a value and (vi) dividing that value by the total ETS outstanding to obtain the IIV.

The Primary Listing Exchange will not guarantee the accuracy or completeness of the IIV. In addition, neither the Trust nor the Adviser will be responsible for the calculation or dissemination of the IIV.  They will, therefore, make no warranty as to its accuracy or its usefulness to traders of ETS.

For the Fixed Income Funds, a third party will likely fulfill the responsibilities of the Primary Listing Exchange described here.  To date, certain Exchanges have not generally provided such services with respect to Fixed Income Funds.

3.           Underlying Index Value

Applicants understand that the value of each Underlying Index, other than a Fixed Income Index, will be updated intra-day on a real time basis as its individual component securities change in price. These intra-day values of each Underlying Index will be disseminated every 15 seconds throughout the trading day by the Primary Listing Exchange or a third party organization authorized by the relevant Index Provider. The Fixed Income Indexes are calculated and published once a day, rather than every 15 seconds during the day.

4.          Additional Information and Data

The Trust Website will include the Prospectus, the SAI, and quantitative information for all Funds, updated on a daily basis, including daily trading volume, closing price and closing NAV. Also, Applicants expect the Primary Listing Exchange to disseminate a variety of data with respect to ETS on a daily basis by means of CTA and CQ High Speed Lines, including the NAV and the number of ETS outstanding as of the previous day’s close. In addition, the previous day’s closing price of the securities in each Deposit Basket will be readily available from, as applicable, the relevant Exchange, automated quotation systems, publications, on-line information services such as Quotron, Bloomberg or Reuters or other public sources. Similarly, the previous day’s closing price and volume of ETS will be published daily in the financial sections of many newspapers. In addition, secondary market prices and volume of ETS will be available on a real time basis throughout the trading day.

Applicants expect, given the history of the Prior ETFs, that ETS will be followed by stock market and mutual fund professionals as well as investment advisers who will offer their analysis of why investors should purchase, hold, or sell ETS. Exchange listing of ETS should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

L.	Procedure by Which ETS Will Reach Investors

1.          Categories of Interested Investors

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of one or more Funds, including institutional investors, arbitrageurs, traders and other market participants. First, institutional investors, including traders, may wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence. Second, arbitrageurs, who stand ready to take advantage of any slight premium or discount in the market price of a Fund’s ETS on the Exchange measured against the Fund’s NAV, may seek to transact in Creation Units. Applicants do not expect that arbitrageurs will hold positions in ETS for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market in ETS, as well as keep the market price of ETS close to their NAV. Third, Exchange Specialists and Market Makers, acting in the role of providing a fair and orderly secondary market for the ETS, may from time to time find it appropriate to purchase or redeem Creation Units of ETS in connection with their market-making activities. In the above examples, those who purchase ETS in Creation Units may hold those ETS or may at a later time sell such ETS into the secondary market.

Applicants believe that there is also a significant segment of institutional and retail investors interested in buying and selling market basket index securities on an intra-day, short-term or long-term basis. Applicants therefore expect that secondary market purchasers of ETS will include both institutional and retail investors for whom ETS provide a useful, retail-priced, exchange-traded mechanism that provides risk limited to the amount invested. Market participants of all types, including institutional and retail investors, financial advisers and portfolio managers, have expressed interest in the availability of a product that would help them manage their exposure to market and factor risk on a low-cost basis and with the risk of loss limited to the amount of their initial investment.

As discussed above, certain Funds may invest up to 20% of total assets (i.e., their Asset Basket) in Financial Instruments. Applicants believe that the use of such Financial Instruments will neither alter the arbitrage opportunities nor inhibit arbitrage activity. The Adviser expects that the arbitrageurs and other institutional investors will take advantage of premiums or discounts in the market price of ETS as described above, just as such entities now do in connection with the shares of the Prior ETFs. The Adviser believes that the PCF and/or the IIV File will continue to provide all of the data necessary to facilitate trading and/or investment by such institutional investors.

Shares of ETFs trade via unlisted trading privileges (“UTP”) on the NYSE and various regional exchanges. Thus, in addition to the Exchange Specialists, persons seeking liquidity for transactions in ETF shares have numerous options. These participants, including electronic communications networks (“ECNs”), are expected to be active in the trading of ETS.

Furthermore, the liquidity of ETFs, unlike traditional equity securities, is not derived solely from market participants and their willingness to transact in a particular ETF, but also from the liquidity in the portfolio securities held by such ETF. Therefore, as long as Authorized Participants are able to deliver or receive the securities and/or cash in exchange for Creation Units, there will be liquidity in the ETS as a result of the arbitrage opportunities discussed above. No Exchange Specialist or Market Maker will be an affiliated person, within the meaning of Section 2(a)(3) of the 1940 Act, of a Fund, promoter, or principal underwriter of a Fund, or an affiliated person of such persons, except under Sections 2(a)(3)(A) or 2(a)(3)(C) of the 1940 Act due to ownership of ETS.

2.          The Prospectus

The primary disclosure document for the ETS will be the Prospectus. As with all investment company securities, the purchase of ETS in Creation Units will be accompanied or preceded by a statutory Prospectus. In addition, a statutory Prospectus will accompany each secondary market sale of the ETS.

The Prospectus will make clear that ETS may be bought from a Fund only in Creation Units and redeemed with a Fund only if tendered in Creation Units, and will contain an explanation of the procedures for purchasing and redeeming Creation Units in appropriate detail. It will state that an investor may incur brokerage costs in purchasing enough ETS to constitute a Creation Unit. The Prospectus also will disclose certain legal risks that are unique to persons purchasing Creation Units from a Fund.

Each Prospectus will state that, while Creation Units of ETS may be redeemed, brokerage and other costs are expected to be associated with aggregating a sufficient number of ETS to redeem them in a Creation Unit. Further, each Prospectus will indicate the estimated cost of a Creation Unit of each Fund (based on the NAV of the ETS as of a recent date) and will refer the potential investor to the SAI for further information. After the ETS have traded for twelve months or more, the Prospectus and any advertising or sales literature, or the Funds’ website, relating to ETS may provide supplementary information on market premiums or discounts relative to the NAV of an ETS; this information will enable present and prospective investors of ETS to evaluate the relative desirability of the ETS’ continuous intra-day marketability.

With respect to disclosure in the Prospectus concerning the non-redeemability of ETS, the Trust and the Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast the Trust or a Fund with conventional mutual funds; (2) the term “open-end management investment company” will be used in the Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the Prospectus cover page or summary; (3) the cover page of the Prospectus and summary will include a distinct paragraph or paragraphs setting forth the fact that ETS will be listed on an Exchange (which will be identified) and will be individually non-redeemable; (4) the Prospectus will disclose that the owners of ETS may acquire those ETS from a Fund, and tender those ETS for redemption to the Fund, in Creation Units only; and (5) the Prospectus will clearly disclose that individual ETS prices in the secondary market may be below, above, or at the most recently calculated NAV. All marketing materials that (1) describe the features or method of obtaining, buying or selling Creation Units, (2) describe ETS traded on the Exchange, or (3) refer to redeemability, will prominently disclose that ETS are not individually redeemable shares and will disclose that the owners of ETS may acquire those ETS from the Fund, or tender such ETS for redemption to the Fund, in Creation Units only. The same approach will be followed in connection with the SAI, Shareholder Reports and investor educational materials issued or circulated in connection with the ETS.

The Prospectus will also indicate that the proposed method by which ETS will be purchased and traded may raise certain issues under applicable securities laws. Similar disclosure is made in the prospectuses for the Prior ETFs. Because, as described above, ETS in Creation Units will be offered continuously to the public at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. The Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and may provide examples of activities that could lead to categorization as an underwriter. For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes

Creation Units after placing an order with the Distributor, breaks them down into constituent ETS, and sells ETS directly to its customers; or, if it chooses to couple the purchase of a supply of new ETS with an active selling effort involving solicitation of secondary market demand for ETS, a broker-dealer firm and/or its client may be deemed a statutory underwriter. The Prospectus will also state that dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary market trading), and thus dealing with ETS that are part of an “unsold allotment” within the meaning of Section 4(3)(c) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.27

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of the Prospectus and SAI may be obtained through the Distributor. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided to each secondary market purchaser of ETS. The Funds will provide copies of their Shareholder Reports to DTC Participants for distribution to Beneficial Owners.

The above policies and format will also be followed in all reports to Beneficial Owners. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver the Prospectus and SAI for each Fund to the relevant Exchange, where they will be available for review by investors.

IV.    IN SUPPORT OF THE APPLICATION

Applicants seek an order from the Commission (1) permitting the Trust as an open-end investment company to issue ETS that are redeemable in large aggregations only (exemption from Sections 2(a)(32) and 5(a)(1)); (2) permitting secondary market transactions in ETS at negotiated prices, rather than at the current offering price described in the Prospectus (exemptions from Section 22(d) and Rule 22c-1); (3) permitting certain Foreign Funds to pay redemption proceeds more than seven days after ETS are tendered for redemption; (4) pursuant to Sections 6(c) and 17(b), permitting certain affiliated persons of the Trust to deposit securities into, and receive securities from, the Trust in connection with the In-Kind Payments for the purchase and redemption of Creation Units (exemption from Sections 17(a)(1) and 17(a)(2)); (5) Acquiring Funds to acquire ETS beyond the limits of Section 12(d)(1)(A) of the 1940 Act; and (6) certain funds and/or any Broker to sell ETS to Acquiring Management Companies and

27 Applicant notes that prospectus delivery is not required in certain instances, including purchases of ETS by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in ETS (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a prospectus delivery obligation with respect to ETS will be reminded that Rule 153 under the Securities Act provides that a prospectus delivery obligation under Section 5(b)(2) of the Securities Act that is owed to a member of the Exchange in connection with a sale on such Exchange is satisfied by the fact that the Prospectus and SAI are available at such Exchange upon request. The Prospectus also will note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on the Exchange.

Acquiring Trusts beyond the limits of Section 12(d)(1)(B) of the 1940 Act; all are more fully set forth below.

The exemptive relief specified below is requested pursuant to Section 6(c) of the 1940 Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the 1940 Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

Applicants believe that ETS will afford the following significant benefits in the public interest: increased investment opportunities, which should encourage diversified investment; in the case of individual ETS of each Fund, a low-cost market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only their once-daily NAV price; a vehicle that would track the selected Underlying Indexes more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; a security that should be freely available in response to market demand; competition for comparable products available in the U.S. market; increased capital in the U.S. equity market; enhanced liquidity; efficiency of trading in basket instruments based on the Underlying Indexes, whether in real or synthetic form; and, in the case of certain Funds, a more tax-efficient investment vehicle than most traditional mutual funds or closed-end funds. As such, Applicants believe the ETS of the Trust are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is also requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned. . . and the proposed transaction is consistent with the general purposes of [the 1940 Act].

The In-Kind Payment for both the sale and redemption of Creation Units of each Fund will be made on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units will be sold and redeemed by the Trust at their next-calculated NAV. The Deposit Basket for one or more Creation Units will be based on a standard applicable to all purchasers and valued in the same manner in all cases. Similarly, in-kind redemptions of Creation Units will apply equally to all in-kind redemptions of Creation Units. Such transactions therefore do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received in connection with the In-Kind Payments for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the 1940 Act’s policies and those of the Trust and the Funds; and are consistent with the general purposes of the 1940 Act.

Applicants also request relief under Section 12(d)(l)(J) of the 1940 Act to exempt certain transactions involving the Trust from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act. Applicants request the exemption to permit Acquiring Funds to acquire shares of a Non-FOF beyond the limits of Sections 12(d)(1)(A) and 12(d)(1)(B). Acquiring Funds exclude registered investment companies that are part of the same “group of investment companies,” within the meaning of Section 12(d)(l)(G)(ii) of the 1940 Act, as the Non-FOFs.

In addition, Applicants request an order that would permit the Distributor and any Broker registered under the Exchange Act to knowingly sell ETS of a Non-FOF to an Acquiring Fund in excess of the limits prescribed by subparagraphs (i) and (ii) of Section 12(d)(1)(B).

Applicants request that the relief sought by this application apply to: (i) Non-FOFs that are advised by the Adviser and in the same “group of investment companies,” within the meaning of Section 12(d)(l)(G)(ii) of the 1940 Act, as the Trust; (ii) each Acquiring Fund that enters into a participation agreement with the Non-FOF (“Participation Agreement”), as described below, to purchase shares of the Non-FOF; or (iii) any Broker that is registered as a broker-dealer under the Exchange Act that knowingly sells ETS of a Fund to an Acquiring Fund in excess of the applicable limits prescribed by Section 12(d)(1)(B).

The currently existing parties that intend to rely on the requested Order are the Trust and the Adviser. Any other party that relies on the order in the future (including Future Funds) will comply with the terms and conditions of this Application. An Acquiring Fund may rely on the requested order only to invest in the Non-FOFs and any Future Funds and not in any other registered investment company.

Each Acquiring Fund would enter into a Participation Agreement, which would comply with the conditions of the requested order. Each Acquiring Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (the “Acquiring Fund Adviser”) and may be sub-advised by one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each an “Acquiring Fund Sub-adviser”). Any Acquiring Fund Adviser or Acquiring Fund Sub-adviser will be registered under the Advisers Act. Each Acquiring Trust will be sponsored by a sponsor (“Sponsor”).

Applicants submit that the proposed conditions to the relief requested in this Application, including the requirement that Acquiring Funds enter into a Participation Agreement, adequately address the concerns underlying the applicable limits in Sections 12(d)(1)(A) and 12(d)(1)(B), and that the requested exemption is consistent with the public interest and the protection of investors. The proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a progressive way as the concept of investment companies investing in other investment companies evolves over time.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. The exemptions and Order requested are also substantially similar to those granted to the Prior ETFs.

V.     REQUEST FOR RELIEF

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer. The term “redeemable security” is defined in Section 2(a)(32) of the 1940 Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer . . .. is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the ETS could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, the Trust could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. ETS are securities under the terms of which an owner may receive his proportionate share of the issuing Funds’ current net assets. The unusual aspect of ETS is that holders of such shares are entitled to redeem only when they are tendered in a Creation Unit. Because the redeemable Creation Unit can be unbundled into individual ETS that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act are met. In light of this possible analysis, Applicants request an order to permit the Trust to register as an open-end management investment company and issue individual ETS of Funds that are redeemable only in Creation Units as described herein.

Creation Units will always be redeemable from the Trust in accordance with the provisions of the 1940 Act. Each investor is entitled to purchase or redeem Creation Units rather than trade individual ETS of a Fund in the secondary market, and tender the resulting Creation Unit for redemption. In certain cases, however, the brokerage costs incurred to obtain the necessary number of individual ETS for accumulation into a Creation Unit may outweigh the benefits of redemption. Moreover, listing on an Exchange will afford all holders of ETS the benefit of intra-day liquidity. Because the market price of ETS will be disciplined by arbitrage opportunities, investors should be able to buy or sell ETS in the secondary market during the course of a Business Day at prices that do not vary substantially from the most recently calculated IIV. For the same reason, investors should further be able to buy or sell ETS in the secondary market at or close to 4:00 p.m. E.T. on a Business Day at prices that do not vary substantially from the NAV for that Business Day.

Permitting Funds to be redeemed in Creation Units only does not appear to thwart the purposes of Sections 2(a)(32) and 5(a)(1) or any other provision of the 1940 Act. As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the 1940 Act, which permits the Commission to deal with situations not foreseen when the 1940 Act came into effect in 1940. Applicants believe that ETS may be issued and sold on a basis consistent with the policies of the 1940 Act and without risk of the abuses against which the 1940 Act was designed to protect. Applicants further believe that exempting the Trust to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual ETS, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby request that this Application be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the 1940 Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.

Rule 22c-1 provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

ETS of each Fund will be listed on an Exchange and will trade both on and away from the Primary Listing Exchange at all times at negotiated prices (generally on the basis of current bid/offer prices and other relevant factors, such as the most recent trading price, supply and demand, and price improvement) and not on the basis of NAV next calculated after receipt of any sale order.28 The purchase and sale of the ETS in the secondary market, therefore, will neither be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor made in cash at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing for the ETS of each Fund. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by

28 Consistent with Rule 19c-3 under the Exchange Act, members of the Primary Listing Exchange are not required to effect transactions in ETS through the facilities of such Exchange.

certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of investment company shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.29 Applicants believe that none of these purposes will be thwarted by permitting ETS to trade in the secondary market at negotiated prices.

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in ETS. Secondary market transactions in ETS would not cause dilution for owners of such shares, because such transactions do not directly involve Trust assets. Similarly, secondary market trading in ETS should not create unjust discrimination or preferential treatment among buyers. To the extent different prices exist for ETS during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.30

As to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire ETS either by selling or purchasing them on an Exchange or by redeeming or creating a Creation Unit of such ETS; therefore, no dealer should have an advantage over any other dealer in the sale of ETS. Indeed, Applicants believe that the presence of an Exchange Specialist will enhance liquidity because the Exchange Specialist has an obligation to promote a fair and orderly market (e.g., a responsibility to effect trades to alleviate temporary disparities in supply and demand for ETS of each Fund). Applicants also expect that Market Makers will actively compete as liquidity providers and provide a vibrant market in ETS on relevant Exchanges. In addition, secondary market transactions in ETS should generally occur at prices roughly equivalent to their NAV. If the prices for ETS of a particular Fund should fall below the proportionate NAV of the underlying assets of such Fund, an investor needs only to accumulate enough of such ETS to constitute a Creation Unit in order to redeem such ETS at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for ETS in the secondary market remains narrow.

Applicants believe that the nature of the markets in the securities comprising each Underlying Index will be the primary determinant of any premiums or discounts between the ETS market price and NAV. Prices in the secondary market for ETS would, of course, fluctuate based upon the market’s assessments of price changes in the portfolio investments held by a Fund. An investor executing a trade in ETS would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the NAV next

29 See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

30 This “discrimination” is no more “unjust” or a result of preferential treatment than the “discrimination” that occurs when one investor purchases shares of a mutual fund at a higher price on one day than another investor on a previous day as a result of an increase in the NAV of such shares of the mutual fund.

computed by the Trust. Indeed, such an investor might not wish to wait for the computation of such NAV before selling or purchasing. Applicants believe that this ability to execute a transaction in ETS at an intra-day trading price has become, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in ETS in reliance on the efficiency of the market. Since the portfolio of each Fund will be managed passively to attempt to achieve its investment objective relative to its respective Underlying Index, such portfolio could not be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading ETS, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the 1940 Act. Accordingly, Applicants hereby request that an order of exemption under Section 6(c) be granted in respect of Section 22(d) and Rule 22c-1.

C.	Exemption from the Provisions of Section 22(e)

The Applicants seek an Order of the Commission under Section 6(c) of the 1940 Act granting an exemption from Section 22(e) of the 1940 Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the 1940 Act provides that:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except –

(1) for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2) for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3) for such other periods as the Commission may by order permit for the protection of security holders of the company.

Settlement of redemptions for Foreign Funds will be contingent not only on the securities settlement cycle of the U.S. market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds. Applicants believe that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Foreign Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds only, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds. Applicants request that relief be granted such that each of the Foreign Funds holding Redemption Securities which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund customarily clear and settle. For Future Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). Of course, it is possible that the proclamation of new or special holidays,31 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours32), the elimination of existing holidays or changes in local securities delivery practices,33 could affect the information set forth herein at some time in the future. The Fund’s Prospectus, and/or SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each

31 Applicants understand that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, e.g., the following recent examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

32 A “typical informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

33 Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

Foreign Fund. Except as set forth herein or as disclosed in the Prospectus and/or SAI for any Foreign Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Investments of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the ETS in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Investments (although cash redemptions, subject to a somewhat higher redemption transaction fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day Rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.

Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by the Prior ETFs in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to permit certain affiliated persons to effectuate purchases and redemptions “in-kind.” Section 17(a)(1) of the 1940 Act, in general, makes it unlawful for any affiliated person . . . [of] a registered investment company . . . or any affiliated person of such a person . . . acting as principal, [k]nowingly to sell any security . . . to such registered investment company or to any company controlled by such registered company [with certain exceptions not here relevant]

Section 17(a)(2) of the 1940 Act makes it unlawful

for any affiliated person . . . [of] a registered investment company . . . or any affiliated person of such a person , . . . acting as principal, [k]nowingly to purchase from such registered investment company, or from any company controlled by such registered company, any security [with one exception not here relevant]

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the 1940 Act, includes any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the fund’s outstanding voting securities and, pursuant to Section 2(a)(3)(C), includes any person directly or indirectly controlling, controlled by, or under common control with the Section 2(a)(9) of the 1940 Act provides that a control relationship will be presumed where one person owns 25% or more of another person’s voting securities. Section 2(a)(9) also defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity, controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act. Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates, Applicants are also requesting an exemption under Section 6(c) of the 1940 Act as well.34

One or more holders of Creation Units of a Fund could own more than 5% of a Fund, or in excess of 25% of the Fund, and would therefore be deemed to be an affiliate of such Fund under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act. Also, the Exchange Specialist or Market Maker for ETS of any relevant Funds might accumulate, from time to time, more than 5%, or in excess of 25%, of ETS of one or more Funds. Such persons would therefore be deemed to be affiliates of the Trust or such Funds under Section 2(a)(3) of the 1940 Act. For so long as such holders of Funds were deemed to be affiliates, Section 17(a)(1) could be read to prohibit such person from making an In-Kind Payment for a Creation Unit (an “in-kind” purchase); likewise, Section 17(a)(2) could be read to prohibit such persons from receiving an In-Kind Payment in connection with a redemption from such Fund. Applicants request an exemption to permit In-Kind Payments by persons that are affiliated persons of the Funds (or affiliated persons of such persons) solely by virtue of one or more of the following: (1) holding 5% or more, or more than 25%, of the outstanding ETS of one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or, (3) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

Applicants assert that no useful purpose would be served by prohibiting these affiliated persons from making “in-kind” purchases or “in-kind” redemptions of ETS in Creation Units. Both the deposit procedures for “in-kind” purchases of Creation Units and the redemption procedures for “in-kind” redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. All Creation Units will be issued and redeemed in the same manner, with Portfolio Securities deposited and redeemed approximately pro rata of a Fund’s holdings. There will be no discrimination among purchasers and redeemers. In all cases, the Deposit Securities and Redemption Securities, whether deposited into, or redeemed from, any Fund, will be valued in the same manner and according to the same standards, as those securities currently held by the relevant Fund for purposes of calculating NAV. Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of In-Kind Payments for redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such transactions. Also, the valuation of In-Kind Payments will be made in an identical manner regardless of the identity of the purchaser or redeemer.

Applicants also note that the ability to take deposits and make redemptions “in-kind” will help each Fund to track closely its Underlying Index and therefore help the Fund to achieve its objectives. Applicants do not believe that In-Kind Payments for purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the 1940 Act. Applicants believe that In-Kind Payments for purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards, and contributed and redeemed approximately on a pro rata basis.

34 See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the 1940 Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

For the reasons set forth above, Applicants believe that (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each Fund, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

E.	Exemption from the Provisions of Section 12(d)(1) of the 1940 Act

1.          Section 12(d)(1)(A) and (B) and the Need for Relief for Acquiring Funds Pursuant to Section 12(d)(1)(J)

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the 1940 Act. Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(l)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the 1940 Act’s restrictions against investment companies investing in other investment companies are not repeated.35

Applicants submit that the proposed conditions to the Section 12(d)(1) Relief requested in this Application, including the requirement that Acquiring Funds enter into a Participation Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(l)(J) in a “progressive way” as

35 H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

the concept of investment companies investing in other investment companies evolves over time.36

2.          Concerns Underlying Section 12(d)(1)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.37 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.38 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.39

Congress tightened Section 12(d)(l)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).40 The Commission identified these abuses in its 1966 Report to Congress, entitled Public Policy Implications of Investment Company Growth (the “PPI Report”).41 These abuses included: (i) the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.

Applicants submit that the control concerns underlying original Section 12(d)(1) and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address these concerns. As described further, in the next Section of this Application, Applicants do not believe that the abuses identified above and in the PPI Report, are present in the proposed transactions in light of Applicants’ proposed conditions designed to address these concerns.

36 Id.

37 House Hearings, 76th Cong., 3d Sess., at 113 (1940).

38 Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

39 House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

40 See H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

41 Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R, Rep. No. 2337, 89th Cong., 2d Sess., 3111-324 (1966).

       a.           Threat of Large-Scale Redemptions

Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition 7 limits the ability of an Acquiring Fund’s Advisory Group or Acquiring Fund’s Sub-adviser Group to control a Non-FOF within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this Application, the “Acquiring Fund’s Advisory Group” is defined as the Acquiring Fund Adviser, a Sponsor, any person controlling, controlled by, or under common control with an Acquiring Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by an Acquiring Fund Adviser or Sponsor, or any person controlling, controlled by, or under common control with an Acquiring Fund Adviser or Sponsor. For purposes of this Application, a “Sub-adviser Group” is defined as any Acquiring Fund Sub-adviser, any person controlling, controlled by or under common control with the Acquiring Fund Sub-adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-adviser or any person controlling, controlled by or under common control with the Acquiring Fund Sub-adviser.

Condition 8 prohibits Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Non-FOF to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Non-FOFs or an a Fund Affiliate. An “Acquiring Fund Affiliate” is defined as an Acquiring Fund Adviser, Acquiring Fund Sub-adviser, Sponsor, promoter, or principal underwriter of an Acquiring Fund and any person controlling, controlled by, or under common control with any of those entities. A “Fund Affiliate” is defined as an investment adviser, promoter and principal underwriter of a Non-FOF, and any person controlling, controlled by, or under common control with any of those entities.

Conditions 8, 9, 10, 12, 13, and 14 are specifically designed to address the potential for an Acquiring Fund and certain affiliates of an Acquiring Fund to exercise undue influence over a Non-FOF and certain of its affiliates. For purposes of condition 13 of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-adviser, employee, or Sponsor of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-adviser, employee or Sponsor is an affiliated person (except that any person whose relationship to a Non-FOF is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate). Also, an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

       b.           Layering of Fees And Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (i) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund; (ii) fund holding companies subject their investors to two layers of advisory fees; and (iii) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.42

Applicants submit that the concerns in the PPI Report regarding the layering of fees and expenses are not present in the proposed arrangement.43

Under condition 16, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Non-FOF in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Acquiring Management Company.

Also, in addition to condition 16 discussed above, conditions 11 and 17 of the requested order are designed to prevent unnecessary duplication or layering of sales loads and other costs. Except as provided in condition 11, an Acquiring Fund Adviser or a trustee or Sponsor of an Acquiring Trust will waive fees otherwise payable to it by the Acquiring Management Company or Acquiring Trust in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Non-FOF under Rule 12b-l under the 1940 Act) received by the Acquiring Fund Adviser or trustee or Sponsor to the Acquiring Trust, or an affiliated person of the Acquiring Fund Adviser, trustee or Sponsor from the Non-FOFs, in connection with the investment by the Acquiring Management Company or Acquiring Trust in the Non-FOFs. Condition 17 prevents any sales loads or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in FINRA Conduct Rule 2830.

       c.           Complex Structures

Applicants propose that each Acquiring Fund will represent in the Participation Agreement that if it exceeds the 5% or 10% limitation of Section 12(d)(1)(A)(ii) and (iii), it will disclose in its prospectus that it may invest in the Non-FOFs and disclose in “plain English” in its prospectus the unique characteristics of doing so, including but not limited to, the expense structure and any additional expenses of investing in the Non-FOFs. Each Acquiring Fund will also be required to represent in the Participation Agreement that it will comply with the disclosure requirements set forth in Investment Company Act Release No. 27399 (June 20, 2006).

In addition, Applicants submit that condition 18 addresses concerns over meaninglessly complex arrangements. Under condition 18, no Non-FOF may acquire securities of any investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by

42 PPI Report at 318-320.

43 However, Acquiring Funds may pay customary brokerage commissions on transactions in ETS, just as they would on purchases of individual securities in the secondary market.

exemptive relief from the Commission that allows the Non-FOF to purchase shares of a money market fund for short-term cash management purposes. Applicants also note that a Non-FOF may choose to reject a direct purchase by an Acquiring Fund. To the extent that an Acquiring Fund purchases ETS of a Non-FOF in the secondary market, the Non-FOF would still retain its ability to reject purchases of its ETS made in reliance on this order by declining to enter into the Participation Agreement prior to any investment by an Acquiring Fund in excess of the limits of Section 12(d)(1)(A).

3.          Conditions and Disclosure

To ensure that Acquiring Funds comply with the terms and conditions of the requested relief from Section 12(d)(1), any Acquiring Fund that intends to invest in a Non-FOF in reliance on the requested order will be required to enter into a Participation Agreement between the Non-FOF and the Acquiring Fund. The Participation Agreement will require the Acquiring Fund to adhere to the terms and conditions of the requested order and participate in the proposed transactions in a manner that addresses concerns regarding the requested relief. The Participation Agreement also will include an acknowledgement from the Acquiring Fund that it may rely on the order requested herein only to invest in the Non-FOFs and not in any other investment company.

VI. EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:

ETF Relief

1.           The Prospectus will clearly disclose that, for purposes of the 1940 Act, ETS are issued by the Funds and the acquisition of ETS by investment companies is subject to the restrictions of Section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Non-FOF beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with the Non-FOF regarding the terms of the investment.

2.           As long as the Trust operates in reliance on the requested Order, the ETS will be listed on an Exchange.

3.           Neither the Trust nor any Fund will be advertised or marketed as an open-end fund or a mutual fund. The Prospectus will prominently disclose that ETS are not individually redeemable shares and will disclose that the owners of ETS may acquire those ETS from a Fund and tender those ETS for redemption to a Fund in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that ETS are not individually redeemable and that owners of ETS may acquire those ETS from a Fund and tender those ETS for redemption to a Fund in Creation Units only.

4.           The Trust’s website, which will be publicly accessible at no charge, will contain the following information, on a per ETS basis, for each Fund: (a) the prior

Business Day’s NAV and the reported closing price, and a calculation of the premium or discount of such price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or the life of the Fund, if shorter).

5.           The Prospectus and annual report for each Fund will also include: (a) the information listed in condition 4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years (or the life of the Fund, if shorter); and (b) the following data, calculated on a per ETS basis for one, five and ten year periods (or life of the Fund, if shorter), (i) the cumulative total return and the average annual total return based on NAV and closing price, and (ii), if applicable, the cumulative total return of the relevant Underlying Index.

6.           The requested relief to permit ETF operations will expire on the effective date of any Commission Rule under the 1940 Act that provides relief permitting the operation of index-based exchange-traded funds.

Section 12(d)(1) Relief

7.           The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Non-FOF within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Sub-adviser Group will not control (individually or in the aggregate) a Non-FOF within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Non-FOF, an Acquiring Fund’s Advisory Group or Sub-adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Non-FOF, it will vote its shares of the Non-FOF in the same proportion as the vote of all other holders of the Non-FOF’s shares. This condition does not apply to the Sub-adviser Group with respect to a Non-FOF for which the Sub-adviser or a person controlling, controlled by, or under common control with the Sub-adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

8.           No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Non-FOF to influence the terms of any services or transactions between the Acquiring Fund or Acquiring Fund Affiliate and the Non-FOF or Fund Affiliate.

9.           The board of directors or trustees of an Acquiring Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and any Acquiring Fund Sub-adviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Non-FOF or an Fund Affiliate in connection with any services or transactions.

10.           Once an investment by an Acquiring Fund in the securities of a Non-FOF exceeds the limit in Section 12(d)(1)(A)(i) of the 1940 Act, the Board, including a majority of the disinterested Board members, will determine that any consideration paid by a Non-FOF to the Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions (other than a redemption of a Non-FOF’s ETF by the Acquiring Fund): (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Non-FOF; (ii) is within the range of consideration that the Non-FOF would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Non-FOF and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

11.           An Acquiring Fund Adviser or a trustee or Sponsor of an Acquiring Trust will waive fees otherwise payable to it by the Acquiring Management Company or Acquiring Trust in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Non-FOF under Rule 12b-l under the 1940 Act) received from a Non-FOF by the Acquiring Fund Adviser or trustee or Sponsor to the Acquiring Trust or an affiliated person of the Acquiring Fund Adviser, trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser or trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, trustee or Sponsor by the Non-FOF, in connection with the investment by the Acquiring Management Company or Acquiring Trust in the Non-FOF. Any Acquiring Fund Sub-adviser will waive fees otherwise payable to the Acquiring Fund Sub-adviser, directly or indirectly, by the  Acquiring Management Company in an amount at least equal to any compensation received from a Non-FOF by the Acquiring Fund Sub-adviser, or an affiliated person of the Acquiring Fund Sub-adviser, other than any advisory fees paid to the Acquiring Fund Sub-adviser or its affiliated person by the Non-FOF, in connection with the investment by the Acquiring Management Company in the Non-FOF made at the direction of the Acquiring Fund Sub-Adviser. In the event that the Acquiring Fund Sub-adviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

12.           No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Non-FOF) will cause a Non-FOF to purchase a security in any Affiliated Underwriting.

13.           The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Non-FOF in an Affiliated Underwriting once an investment by the Acquiring Fund in the ETS of the Non-FOF exceeds the limit of Section 12(d)(l)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Non-FOF. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Non-FOF; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Non-FOF in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

14.           Each Non-FOF will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Acquiring Fund in the securities of the Non-FOF exceeds the limits of Section 12(d)(l)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

15.           Before investing in a Non-FOF in excess of the limits in Section 12(d)(1)(A), the Acquiring Fund and the Non-FOF will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers, and the trustee and Sponsor of an Acquiring Trust, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in ETS of a Non-FOF in excess of the limit in Section 12(d)(l)(A)(i), an Acquiring Fund will notify the Non-FOF of the investment. At such time, the Acquiring Fund will also transmit to the Non-FOF a list of names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Non-FOF of any changes to the list of names as soon as reasonably practicable after a change occurs. The Non-FOF and the Acquiring Fund will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

16.           Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Non-FOF in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

17.           Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Conduct Rule 2830.

18.           No Non-FOF will acquire securities of any investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A)of the 1940 Act, except to the extent permitted by exemptive relief from the Commission that allows the Non-FOF to purchase shares of a money market fund for short-term cash management purposes.

VII. NAME AND ADDRESS

All correspondence concerning this Application should be directed to the persons listed on the facing page of this Application. The following is the name and address of the Applicants.

FQF Trust
c/o FFCM, LLC
81 Orchard Street
Cos Cob, CT  06807
Dated as of: March 9, 2010

FFCM LLC

By: /s/ Kishore Karunakaran
Kishore Karunakaran
President and Chief Operating Officer

FQF Trust

By: /s/ Kishore Karunakaran
Kishore Karunakaran
Trustee

Verifications

The undersigned states that (i) he has duly executed the attached Application, dated March 9, 2010, for and on behalf of FFCM LLC; (ii) that he is the President and Chief Operating Officer thereof; and (iii) all action by members, trustees, and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

FFCM LLC

By: /s/ Kishore Karunakaran
Kishore Karunakaran
President and Chief Operating Officer

The undersigned states that (i) he has duly executed the attached Application, dated March 9, 2010, for and on behalf of FQF Trust; (ii) that he is a Trustee thereof; and (iii) he is authorized to execute and file such instrument. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

FQF Trust

By: /s/ Kishore Karunakaran
Kishore Karunakaran
Trustee